                              [OLSHAN LETTERHEAD]

                                 August 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Benson

                  RE:  HANDHELD ENTERTAINMENT, INC.
                       AMENDMENT NO. 8 TO REGISTRATION STATEMENT ON FORM SB 2
                       FILED AUGUST 14, 2006
                       FILE NO. 333-133550

                       AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM SB 2
                       FILED AUGUST 14, 2006
                       FILE NO. 333-133215

Dear Mr. Benson:

         We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the "Company") and provide the following in response to the comments of the staff of the Division of Corporation Finance (the "Staff")
provided to us telephonically on August 14, 2006.

         1.   The Staff has requested a representation that investors in the offering have been or will be informed that the Company has effected a 1.45-for-1 reverse split. The Company has confirmed and acknowledged that following the effective date, a public
              announcement will be made notifying that the reverse split has occurred and the split amount.

         2.   The Staff has requested that the underwriter agree that neither the Unit Purchase Option ("UPO"), nor any shares underlying the
              UPO, will be sold under Registration Statement No. 333-133550. The underwriter has advised us that it will not seek to sell the UPO, nor any shares underlying the UPO, under the subject registration statement and will only undertake such sales under a separate registration statement or pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended (the
              "Securities Act").

August 14, 2006

         3.   The Company will disclose in a prospectus required to be filed pursuant to Rule 424 under the Securities Act, the manner in which the assumed exercise price of the UPO and unit warrants were determined, in the Use of Proceeds disclosure.

         4.   We have amended Part II of the subject registration statement with a new legality opinion that includes the requested opinion regarding due authorization and binding nature of the obligation with respect to the Company's issuance of warrants.

         We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin
Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

                                                Sincerely,

                                                /s/ Harvey J. Kesner

                                                Harvey J. Kesner